Exhibit 99.1

Appointment of Independent Director on the Board of Azure Power Global Limited

New Delhi, March 31, 2023: Azure Power Global Limited (the “Company” or “Azure”) (NYSE: AZRE), an independent sustainable energy solutions provider and renewable power producer in India, today announced two changes in its Board of Directors.

Gowtamsingh (Vikash) Dabee joined as an Independent Non-Executive Director on the Company’s Board effective March 30, 2023. Mr. Dabee has over 25 years of experience as a professional accountant in public practice and industry in Mauritius, Africa, and the Middle East. Mr Dabee is a Partner of GD Riches Chartered Accountants and is an auditor, public accountant and insolvency practitioner in Mauritius. Prior to that, he served as the CFO and Company Secretary of a multinational corporation in Mauritius where he was instrumental in implementing SOX internal control systems for the group subsidiaries. He also worked with the representative office of Andersen Worldwide in Mauritius and the Arthur Andersen Office in Dubai.

Mr. Dabee is an Associate Member of the Institute of Chartered Accountants in England and Wales (ICAEW) and a Fellow of Chartered Association of Certified Accountant (FCCA). He holds an MBA from Surrey Business School, University of Surrey, UK and an Advanced Diploma in International Tax from the Chartered Institute of Taxation UK (CIOT).  He is a registered insolvency practitioner in Mauritius and a member of INSOL.

Mrs. Yung Oy Pin (Jane) Lun Leung has resigned from the Board with effect from March 16, 2023 due to personal reasons. Mrs. Lun Leung had been an Independent Director of the Company since November 2019.

Speaking on this occasion, Alan Rosling, Chairman of the Board, said, “We are delighted to welcome Vikash to the board. He has years of professional experience in audit and accounting and brings a wealth of expertise to Azure Power. We are confident that Azure will greatly benefit from his vast experience in these fields. We would also like to express our sincere gratitude to Jane for her guidance on the Board during her tenure.”

Gowtamsingh (Vikash) Dabee said, “I am privileged to join the Board of Azure Power, a leading company in the Indian renewable industry. I am looking forward to working closely with esteemed members on the Board and the management”.

Yung Oy Pin (Jane) Lun Leung said, “I would like to express my thanks to the Board and the management for their support during my tenure. I wish Azure continued success in all its endeavours and I am confident that it will continue to thrive as a leading renewable energy player in India”.

Exhibit 99.1

Commenting on the occasion, Rupesh Agarwal, Acting CEO, Azure said, “We are pleased to welcome Mr. Dabee on our Board. I am confident that his extensive experience in audit, accounting and SOX will be an excellent addition on the Board and he will bring valuable insights that will help us in strengthening our internal controls. We are grateful to Mrs. Lun Leung for her valuable three years on the Board and wish her the best of luck”

About Azure

Azure is a leading independent sustainable energy solutions provider and renewable power producer in India. Azure developed India’s first utility scale solar project in 2009, and since then has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country.

For more information about Azure, visit: www.azurepower.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “should,” “likely,” “anticipates,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” “outlook” and similar expressions are used to identify forward-looking statements. These statements are based on current expectations and beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements in this press release. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statements.

For more information contact:

ir@azurepower.com

pr@azurepower.com